June 9, 2006

Mr. Thomas H. Ehrlich
Chief Financial Officer
Uranium Resources, Inc.
650 South Edmonds, Suite 108
Lewisville, TX 75607

Re:	Uranium Resources, Inc.
		Form S-1
      Filed May 10, 2006
	File No. 333-133960

Dear Mr. Ehrlich:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please update your financial statements as indicated in Rule
3-
01 of Regulation S-K, and in general update your disclosure throughout the document. For example, we note that you state on page
6 that your Kingsville Dome project is projected to begin production in April 2006.

Calculation of Registration Fee Table

2.	Please revise this table to show that you are registering
31,134,408 shares of common stock, and add a footnote that provides the number of shares of common stock that are being carried over from the previously-filed registration statements on Form SB-2.
Incorporation of Certain Documents by Reference, page 4

3.	We note your incorporation by reference of subsequent filings made by the company. Since the Form S-1 does not provide for the incorporation of future filings by reference, please delete this language.

4.	We note your incorporation of certain previously filed
documents
by reference. Please provide an analysis to support your conclusion that you are eligible to incorporate these documents by reference. Refer to General Instruction VII to Form S-1. We may have further comment.

Selling Stockholders, page 17

5.	Please describe the transactions in which each of the selling shareholders obtained the shares being registered for resale. We believe information regarding the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-K.

6.	In footnote to the table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entity listed as a selling shareholder. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation
Finance`s March 1999 Supplement to the Manual of Publicly
Available
Telephone Interpretations.

7.	Identify as an underwriter any selling stockholder who is a
broker-dealer, unless you can state that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3685 with any other questions.

						Sincerely,


      Tangela S. Richter
						Branch Chief


cc:	D. Levy
      Alfred C. Chidester
      Baker & Hostetler, LLP
      (303) 861-2307
      via facsimile
Mr. Thomas H. Ehrlich
Uranium Resources, Inc.
June 9, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010